Mail Stop 04-09


June 17, 2005


Mr. Douglas G. Scrivner, General Counsel and Secretary
Accenture Ltd
Canon`s Court
22 Victoria Street
Hamilton HM 12 Bermuda

RE:	Accenture SCA
            File No.  0-49713
	Form 10-K for the year ended August 31, 2004

Dear Mr. Scrivner:

      We have read your letter dated April 21, 2005 and have the following comment.

Form 10-K

Note 2 - Restructuring and Organization Costs (Benefits), page F-
19
1. We note your response to our previous comment no. 3. With regards to the 2001 restructuring liability, please provide the following:
* Please provide a reconciliation of the accrued liability for reorganization costs at the end of each fiscal year, beginning with the $544 million accrued in fiscal 2001 for indirect taxes and other costs imposed on transfers of assets to a corporate structure, and ending with the $454 million accrual outstanding at August 31, 2004.
* Has the Company paid out any amounts against these liabilities or has the reductions to the liability account been mainly through benefits recognized in income resulting from final determinations?
* Tell us what the "final determinations" entail. What is involved in the determining the final settlement amounts and why do you anticipate this taking seven years, to 2008?
* Tell us what you mean by "certain shareholder and partners expenses related to transfer of certain entities to Accenture as part of the reorganization". What type of expenses are you referring to? How and when do you intend on paying these expenses?






      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. If you have any questions, you may contact
Jorge
L. Bonilla at (202) 551-3414 or me at (202) 551-3499.


Sincerely,



Kathleen A. Collins

Branch Chief
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Accenture SCA
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